FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2014

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of the Chunan fab ("the fab") to Lextar Electronics Corp.” dated August 13, 2014.

2.	Taiwan Stock Exchange filing entitled, “The announcement of indirect investments in AFPD Pte., Ltd. through AU Optronics (L) Corp. resolved by the Board”, dated August 13, 2014.

3.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated August 13, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 13, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
August 13, 2014
English Language Summary

Subject:	To announce the disposal of the Chunan fab ("the fab") to Lextar Electronics Corp.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2014/08/13

Content:
1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

The fab located at No.1, Keyi St., Zhunan Township, Miaoli County

2.	Date of the occurrence of the event:2014/08/13

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

The area of land:26,101.10 square meter (equivalent to 7,895.58 p'ing)

The floor space of the fab:51,094.37square meter (equivalent to 15,456.05 p'ing) Total transaction price:NT$1,104,395 thousand

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
Lextar Electronics Corp.("Lextar"), an investee of AUO under equity method.

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The fab is meeted Lextar's needs and Lextar is willing to purchase the fab.

AUO acquired the fab through the merger with Unipac Optoelectronics

Corp in 2001. The fab value was NT$1.02 billion at the merger.

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

Approximately NT$284,823 thousand

8.	Terms of delivery or payment (including payment period and monetary amount):

According to the agreement; according to the agreement; according to the agreement

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The assets were appraised by Savills Valuation and Professional Services and CIS Real Estate Joint Appraisers Firm and the price of the transaction was negotiated by both parties based on the market and the assets valuation. The Board of the Company resolved the disposal of the fab.

10.	Name of the professional appraisal institution and its appraisal amount:

Savills Valuation and Professional Services:NT$ 1,113,243 thousand

CCIS Real Estate Joint Appraisers Firm:NT$ 1,095,548 thousand

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:No

13.	Has an appraisal report not yet been obtained?:No

14.	Reason an appraisal report has not yet been obtained:N/A

15.	Broker and broker's fee:No

16.	Concrete purpose or use of the acquisition or disposition: To liquidate asset

17.	Do the directors have any objection to the present transaction?:No

18.	Any other matters that need to be specified:No

Item 2
AU Optronics Corp.
August 13, 2014
English Language Summary

Subject:	The announcement of indirect investments in AFPD Pte., Ltd. through AU Optronics (L) Corp. resolved by the Board

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2014/08/13

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):
To invest AFPD Pte., Ltd. through AU Optronics (L) Corp.("AULB").

2.	Date of occurrence of the event:2014/08/13

3.	Volume, unit price, and total monetary amount of the transaction:

Transaction volume:N/A

Unit price:N/A

Total transaction amount:

Not more than USD 100 million；could be capitalized gradually.

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):N/A

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the   trading counterpart), price of transfer, and date of acquisition:N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.
Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:N/A

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board of the company resolved the investment and authorized the chairman to invest within a specific amount.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: N/A

Current cumulative amount: USD 484,900 thousand

Shareholding percentage of the holding: 100%

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of long or short term securities investment (including the current trade) to the total assets on the standalone financial statements: 17.6%

Current ratio of long or short term securities investment (including the current trade) to the shareholder's equity on the consolidated financial statements: 44.4%

The operational capital on the standalone financial statements: NT$-22,208,862 thousand

13.	Broker and broker's fee:N/A

14.	Concrete purpose or use of the acquisition or disposition:Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: N/A

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified:

To invest by AULB or through AULB by AUO.

Item 3

AU Optronics Corp.
August 13, 2014
English Language Summary

Subject:	The capital expenditure budget approved by the Board

Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2014/08/13

Content:

1.	Date of the resolution by the board of directors or shareholders’ meeting:2014/08/13

2.	Content of the investment plan:

The Board of the Company approved the amount of NT$6.992 billion in capital expenditure budget for the Company.

3.	Anticipated date of the investment:2014/08/13

4.	Source of funds:Working Capital

5.	Concrete purpose/objective:

The capital expenditures will be mainly used to adjust product mix,

upgrade product specification, and enhance product quality.

6.	Any other matters that need to be specified:

(1)
The budget execution of the Company will be subject to customer demand and market situation, and the actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$5.594 billion during the first quarter of 2014.